Exhibit (e)(9)

February 9, 2020

Via FedEx

Jonathan Shaw

Spitz Inc.

700 Brandywine Drive,

Chadds Ford, PA 19317

Re: Transaction Bonus

Dear Jon:

In connection with the transaction identified internally and with the proposed acquirer of Evans & Sutherland Computer Corporation (the “Company”) as “Project Phan,” we consider your continued service and dedication to the Company essential to the consummation of that Project. To incentivize you to remain employed with the Company, we are pleased to offer you a transaction bonus, as described in this letter agreement.

In recognition of your continued service with the Company through and until the Closing Date (the “Transaction Period”), as defined in the Agreement and Plan of Merger for Project Phan (the “Merger Agreement”), we are offering you a transaction bonus in the amount of $75,000.00, less all applicable withholdings and deductions required by law (the “Transaction Bonus”); provided, that the transactions consummated pursuant to the Merger Agreement upon the Closing Date constitute a change in control event for the Company under Treasury Regulation Section 1.409A-3(i)(5).

You will be eligible to receive this Transaction Bonus unless you are not employed by the Company on the last day of the Transaction Period because of one of the following events:

1.             You voluntarily resigned from your employment without Good Reason as defmed in Section 4 of your employment agreement dated December 16, 2016 (the “Employment Agreement”); or

2.             Your employment was terminated by the Company for Cause as defined in Section 6(a) of the Employment Agreement.

Further, and notwithstanding the foregoing, in consideration of the Transaction Bonus, you hereby waive the right to terminate your employment for “Good Reason,” as used in the Employment Agreement, in connection with the transactions contemplated under the Merger Agreement.

If you are eligible to receive the Transaction Bonus, it will be paid to you in one lump sum cash payment on the first regularly scheduled pay date after the end of the Transaction Period.

This letter agreement is intended to comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and shall be construed and administered in accordance with Section 409 A. In no event will the Company or any of its affiliates, successors or assigns be liable for any additional tax, interest or penalties that may be imposed on you under Section 409A or any damages for failing to comply with Section 409A.

This letter agreement contains all of the understandings and representations between the Company and you relating to the Transaction Bonus and supersedes all prior and contemporaneous understandings, discussions, agreements, representations, and warranties, both written and oral, with respect to any transaction bonus; provided, however, that this letter agreement shall not supersede your Employment Agreement, which shall remain in full force and effect, as amended pursuant to this letter agreement. This letter agreement may not be amended or modified unless in writing signed by both the Chairman of the Board of Directors of the Company and you.

This let1er agreement and all related documents and all matters arising out of or relating to this letter agreement, whether sounding in contract, tort, or statute, for all purposes shall be governed by and construed in accordance with the laws of the State of Utah, without giving effect to any conflict of laws principles that would cause the laws of any other jurisdiction to apply.

We look forward to your continued employment with us.

Very truly yours,

Evans & Sutherland Computer Corporation

By:	/s/ L. Tim Pierce
L. Tim Pierce
Chairman of the Board

Agreed to and accepted by:

/s/ Jonathan Shaw
Jonathan Shaw
Date: February 9, 2020

cc Paul Dailey, CFO